Exhibit 99.4

Accuray Incorporated

Stock Option Assumption Notice

Dear [Full Name]

As you know, on June 10, 2011 (the “Closing Date”) Accuray Incorporated (“Accuray”) acquired TomoTherapy Incorporated (“TomoTherapy”) (the “Acquisition”) pursuant to the Agreement and Plan of Merger by and among Accuray, Jaguar Acquisition, Inc., and TomoTherapy dated March 6, 2011 (the “Merger Agreement”).  On the Closing Date, you held one or more outstanding options to purchase shares of TomoTherapy common stock (“Options”), which were granted to you under one or more of the TomoTherapy Incorporated 2000 Stock Option Plan, TomoTherapy Incorporated 2002 Stock Option, and TomoTherapy Incorporated 2007 Equity Incentive Plan (each, a “Plan”) and documented by a stock option agreement(s) between you and Tomotherapy, as amended (each, an “Option Agreement”).

Pursuant to the Merger Agreement, on the Closing Date, Accuray assumed all obligations of TomoTherapy under your Option(s) and your Option(s) were converted into options to purchase shares of Accuray common stock.  This Stock Option Assumption Notice (“Notice”) evidences the terms of Accuray’s assumption and conversion of your Option(s) including any adjustments required in connection with the Acquisition.

The table below provides information regarding your Option(s) immediately before and after the Acquisition:

Grant Details

Employee ID	[Employee ID]
Plan Name	[Plan from where option was granted]
Grant Date	[Grant Date]
Type of Award	[Grant Type]
Original Grant Number	[Tomo Grant Number]
New Grant Number	(New Grant Number]
Original Number of Option Shares	[Acquisition Shares]
New Number of Option Shares	[Shares Granted]
Original Exercise Price per Share	[Acquisition Exercise Price]
New Exercise Price per Share	[Option price]
Vesting Commencement Date	[Vest Start Date]
Expiration Date	[Expiration Date]

The adjustment to the number of shares of common stock subject to your Option(s) and the exercise price of your Option(s) following the closing of the Acquisition is based on the stock option exchange ratio of .6148 (the “Stock Option Exchange Ratio”), as determined in accordance with the terms of the Merger Agreement.  The adjustment is intended to: (a) assure that the total spread of your Option(s) (i.e., the difference between the aggregate fair market value of the shares underlying the Option(s) and the aggregate exercise price of the Option(s)) immediately following the Acquisition does not exceed the total spread that existed immediately prior to the Acquisition; and (b) to preserve, on a per share basis, the ratio of exercise price to the fair market value that existed immediately prior to the Acquisition.  The new number of shares of Accuray common stock subject to your Option(s) was determined by multiplying the Stock Option Exchange Ratio by the original number of shares subject to your Option(s) on the Closing Date and rounding the resulting product down to the next whole number of shares of Accuray common stock.  The new exercise price per share of your Option(s) was determined by dividing the original exercise price per share of your Option(s) by the Stock Option Exchange Ratio and rounding the resulting quotient up to the next whole cent.

With the exception of the adjustments to the type of shares subject to your Option(s), the number of shares subject to your Option(s) and the exercise price per share described above, all terms of your Option Agreement(s), including the vesting commencement date, vesting schedule, expiration date, and provisions governing the exercise or the termination of your Option(s), remain the same as set forth in the Option Agreement(s) and/or any notice of grant, except that references to “the Company” or “TomoTherapy Incorporated” shall mean “Accuray Incorporated.”  The only permissible methods to exercise your Option(s) are cash, check, wire transfer, or through a cashless exercise program with an Accuray-designated broker.  Upon termination of your employment with Accuray or any present or future Accuray subsidiary, you will have the applicable limited post-termination period specified in your Option Agreement(s) to exercise your Option(s), to the extent vested and outstanding at the time of termination, after which time your Option(s) will expire and will NOT be exercisable.

To exercise your Option(s) through a cashless exercise program, you must utilize our captive broker E*trade (www.etrade.com).

Nothing in this Notice, your Option Agreement(s), the Plans or any notice of grant interferes in any way with the rights of you, Accuray or its affiliates, which rights are expressly reserved, to terminate your employment at any time for any reason.  Future stock option awards, if any, you may receive from Accuray will be governed by the terms of the Accuray equity plans under which such stock option awards are granted, and such terms may be different from the terms of your Option(s).

If you have any questions regarding this Notice or your Option(s), please contact Oria De La Cerda, Accuray Stock Administrator at ocerda@accuray.com or by phone at 408 716-4680.